BLACKROCK MuniHoldings New Jersey Insured Fund, Inc.

FILE #811-08621

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
11/1/2006	SAN DIEGO CALIF UNI SCH DIST	266,820,000	3,521,910	Banc of America Securities LLC; Citigroup Global Markets Inc.; Merrill Lynch & Co.; Morgan Stanley; Stone & Youngberg LLC; UBS Securities LLC; Loop Capital Markets; Ramirez & Co., Inc.
4/20/2007	Puertro Rico Electric Power Authority	1,943,565,000	6,870,000

JPMorgan; UBS Investment Bank; Wachovia Bank, National Association; Banc of America Securities LLC; BBVAPR MSD; Citigroup; Goldman, Sachs & Co.; Lehman Brothers; Merrill Lynch & Co.; Morgan Stanley; Popular Securities; RBC Capital Markets; Samuel A. Ramirez & Co.; Santander Securities